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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Origen Financial, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68619E208
(CUSIP Number)
Lee B. Kellert, Jaffe, Raitt, Heuer & Weiss, 27777 Franklin Rd., Suite 2500, Southfield, MI 48034; (248) 351-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 11, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68619E208

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Paul A. Halpern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

	7	SOLE VOTING POWER

NUMBER OF		1,782,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,782,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,782,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
     The class of equity security to which this Schedule 13D (this “Statement”) relates is the common stock, $.01 par value per share (the “Common Stock”), of Origen Financial, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034.
Item 2. Identity and Background
     (a) This Statement is being filed by Paul A. Halpern, a resident of the State of Michigan (the “Reporting Person”).
     (b) The principal business address of the Reporting Person is 2300 Harmon Road, Auburn Hills, Michigan 48236.
     (c) The principal business of the Reporting Person is acting as associate tax counsel for Guardian Industries Corp., a Delaware corporation.
     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     The funds used to acquire 1,750,000 of the shares of Common Stock subject to this Statement were initially provided by Woodward Holding, LLC, a Michigan limited liability company (“Woodward”), the named owner of such shares. On July 11, 2008, the Reporting Person acquired sixty percent of the membership interests of Woodward from William M. Davidson. The remaining forty percent was acquired by a third party. The Reporting Person paid a portion of the purchase price for such membership interest in cash, using his own funds, and the remaining portion of the purchase price by execution and delivery of a promissory note. 22,500 shares of Common Stock and options to acquire 5,000 shares of Common Stock subject to this Statement were acquired by the Reporting Person through various restricted stock awards granted to the Reporting Person as compensation for service on the Company’s Board of Directors. The remaining 5,000 shares of Common Stock subject to this Statement were acquired by the Reporting Person through open market purchases.
Item 4. Purpose of Transaction
     1,750,000 of the shares of Common Stock subject to this Statement were acquired by Woodward on October 8, 2004 for investment purposes. The Reporting Person acquired his interest in Woodward on July 11, 2008. The Reporting Person is the sole manager and majority owner of Woodward. 22,500 shares of Common Stock subject to this Statement are shares of restricted stock that were granted to the Reporting Person as compensation for service on the Company’s Board of Directors. The remaining 5,000 shares of Common Stock were acquired by the Reporting Person through open market purchases. The Reporting Person also hold options to acquire 5,000 shares of Common Stock that are currently exercisable. Those options were granted to the Reporting Person as compensation for service on the Company’s Board of Directors.
     Except as disclosed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above. The Reporting Person intends to review the investments in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters referred to in Item 4.
Item 5. Interest in Securities of the Issuer
     (a) The aggregate percentage of shares of Common Stock reported owned beneficially by the Reporting Person is based upon 26,001,581 shares outstanding as of May 1, 2008. The Reporting Person beneficially owns 1,782,500 shares of Common Stock, constituting approximately 6.8% of the shares of Common Stock outstanding.
     (b) The Reporting Person has sole voting and dispositive power with respect to the 1,750,000 shares of Common Stock held by Woodward and sole voting and dispositive power with respect to the remaining 27,500 shares of Common Stock.
     (c) Other than as described herein, there have been no transactions in the Company’s Common Stock in the last sixty days by the Reporting Person.
     (d) Woodward has the right to receive dividends on, or proceeds from the sale of, the 1,750,000 shares of Common Stock owned by it. The Reporting Person has the right to receive dividends on, or proceeds from the sale of, the 27,500 shares of Common Stock owned by him. Other as disclosed above, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of the Common Stock.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to be Filed as Exhibits
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul A. Halpern
Paul A. Halpern

Dated: July 21, 2008

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